Exhibit 12.1

FLOWSERVE CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31,					Six months ended June
	2007	2008	2009	2010	2011	30, 2012
	(Amounts in thousands, except ratios)
Earnings before income taxes and noncontrolling interest	$362,042	$592,940	$584,791	$530,277	$587,755	$277,123
Equity adjustments:
Deduct undistributed income from affiliates	(11,114)	(7,780)	(3,877)	(10,350)	(5,200)	(7,512)
Less noncontrolling interest of subsidiaries that have not incurred fixed charges	(742)	(1,185)	(251)	(173)	(482)	(168)
Fixed charges:
Interest, including amortization of debt issuance costs	60,119	51,293	40,005	34,301	36,181	17,731
Interest portion of rental expense(1)	18,568	21,529	22,197	22,359	23,561	12,025

Total fixed charges	78,687	72,822	62,202	56,660	59,742	29,756

Earnings before income taxes and fixed charges	$428,873	$656,797	$642,865	$576,414	$641,815	$299,199

Ratio of earnings to fixed charges	5.5x	9.0x	10.3x	10.2x	10.7x	10.1x

(1)	Interest portion of rental expense represents one-third of rental expense, which we deem to be a reasonable approximation of the interest factor.